EXHIBIT 12

OCCIDENTAL PETROLEUM CORPORATION AND SUBSIDIARIES

COMPUTATION OF TOTAL ENTERPRISE RATIOS OF EARNINGS TO FIXED CHARGES
(Amounts in millions, except ratios)

For the years ended December 31,	2006	2005	2004	2003	2002
Income from continuing operations	$4,435	$5,040	$2,406	$1,559	$1,167
Add:
Minority interest (a)	111	73	75	62	77
Adjusted income from equity investments (b)	(35)	(50)	(6)	69	308
	4,511	5,063	2,475	1,690	1,552
Add:
Provision (credit) for taxes on income (other than foreign oil and gas taxes)	1,632	705	976	658	(49)
Interest and debt expense (c)	292	300	266	335	310
Portion of lease rentals representative of the interest factor	52	47	40	8	6
	1,976	1,052	1,282	1,001	267
Earnings before fixed charges	$6,487	$6,115	$3,757	$2,691	$1,819
Fixed charges:
Interest and debt expense including capitalized interest (c)	$347	$326	$281	$341	$321
Portion of lease rentals representative of the interest factor	52	47	40	8	6
Total fixed charges	$399	$373	$321	$349	$327
Ratio of earnings to fixed charges	16.26	16.39	11.70	7.71	5.56
(a)	Represents minority interests in net income of majority-owned subsidiaries and partnerships having fixed charges.
(b)	Represents income from less-than-50-percent-owned equity investments adjusted to reflect only dividends received.
(c)	Includes proportionate share of interest and debt expense of less-than-50-percent-owned equity investments.